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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                               (AMENDMENT NO. 4)


              HEALTHRITE INC. (FORMERLY VITAMIN SPECIALTIES CORP.)
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                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)

                                   42221F101
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                                 (CUSIP NUMBER)

                     LEO SILVERSTEIN, BROCK SILVERSTEIN LLC
             ONE CITICORP CENTER, 153 EAST 53RD STREET, 56TH FLOOR,
                      NEW YORK, N.Y. 10022 (212) 371-2000
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                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                JANUARY 8, 1999
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                               Page 1 of 5 pages



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                                  SCHEDULE 13D
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CUSIP NO. 42221F101                       PAGE 2 OF 5 PAGES
================================================================================
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Warren H. Haber
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                        (b) [ ]
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  3     SEC USE ONLY

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  4     SOURCE OF FUNDS*
                 Other (See Item 3)
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                               [ ]

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  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
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   NUMBER OF      7     SOLE VOTING POWER
    SHARES                     1,113,000 shares
 BENEFICIALLY    ---------------------------------------------------------------
   OWNED BY       8     SHARED VOTING POWER
     EACH                      10,000 shares
  REPORTING      ---------------------------------------------------------------
   PERSON         9     SOLE DISPOSITIVE POWER
    WITH                       1,113,000 shares
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER
                               10,000 shares
================================================================================
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,123,000 shares
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 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                            [ ]

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 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        21.0%, based upon 5,345,251 shares outstanding as of November 25, 1998, as reported in the Issuer's Quarterly Report on Form 10-QSB.
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 14     TYPE OF REPORTING PERSON*
                 IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                     - 2 -

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ITEM 1.  SECURITY AND ISSUER.

         No change.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended in its entirety to read as follows:

         In view of their common purpose to effect a change of officers and directors of the Issuer, the Reporting Person and Mr. John L. Teeger may be deemed to be members of a group, as defined by Rule 13(d)(i)(k). In no event shall each individual group member be deemed to have surrendered his right to vote and dispose of the shares which he individually or his wife owns of record and beneficially owns. The information as to Mr. Teeger contained herein is based on Mr. Haber's reasonable knowledge. The name, address, principal occupation, and name and address of employer of each member of the group are as follows:

          Name:                  Warren H. Haber
          Residence:             784 Park Avenue
                                 New York, New York 10021
          Principal Occupation   Chairman of the Board, Chief Executive
          and Business Address:  Officer and Director of
                                 Founders Management Services Inc.
                                 711 Fifth Avenue
                                 New York, New York 10022
          Criminal Conviction:   None
          Civil Proceeding:      None
          Citizenship:           United States


          Name:                  John L. Teeger
          Residence:             96 Ivy Way
                                 Port Washington, New York 11050
          Principal Occupation   President and Director of
          and Business Address:  Founders Management Services Inc.
                                 711 Fifth Avenue
                                 New York, New York 10022
          Criminal Conviction:   None
          Civil Proceeding:      None
          Citizenship:           United States

          During the last five years, neither Haber nor Teeger (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No change.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended to add as follows:


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         The Company filed its Report on Form 10-Q for the three months ended
March 31, 1998 (the "Report") and issued on May 21, 1998 a press release advising of its first quarter 1998 operating results (the "Press Release"). The Report as supplemented by the Press Release, appears to contain material untrue statements and omits to state material facts.

         A. The Report states that the Company suffered a net loss attributable to common stockholders of $710,000 for the three months ended March 31, 1998 and refers to "increased advertising expenses of $470,000 arranged by prior management". The Press Release describes such expense as incurred under "a Bee Products advertising campaign planned and executed by former management". The Report fails to disclose the other components of the loss but the Press Release states that $216,000 of the $240,000 balance is the result of extraordinary expenses affiliated with the proxy contest and costs attributable to correcting previous marketing direction.

                  1. As a member of prior management until January 19, 1998, in the capacity of Chairman of the Board I am not aware of any advertising program or campaign initiated or funded by the Company prior to January 1, 1998 for the sale of "Bee Products" (whatever group of products to which this name refers) which resulted in expenditures in the amount of $470,000 or a material portion of that amount.

                  2. The amount of extraordinary expense affiliated with the proxy contest was not provided (the Company reported $220,000 of proxy contest expense for 1997), nor were the amount and nature of costs attributable to correcting previous marketing direction.

         B. The Report states that the Company has assigned the "Nautilus" distribution rights for network marketing and related inventory to Worldwide Universal Health Inc. for which it will receive over $100,000. The Report fails to disclose the substantial amounts expended under the Program initiated, developed and managed under the prior tenure of Mr. Bradley T. MacDonald as Chief Executive Officer and the amount of inventory assigned to the program. As of December 31, 1997 before a write down, if any, of the related assets, the "Nautilus" inventory alone was substantially in excess of $100,000.

         C. The Company issued a press release on May 4, 1998 advising that Mr. David Panasci had resigned as a Director and Chairman of the Board's Audit Committee. The Report failed to disclose the resignation and neither the Report nor the May 4 press release disclosed that in the proxy campaign conducted by current management leading to the election in January 1998 of Mr. Panasci (less than four months prior to his resignation), and six of the other current Directors, its proxy soliciting materials represented that Mr. Panasci, described as a former senior executive of Fays Drug Stores, a chain of retail drug stores, will be instrumental in developing a plan for the Company to effect sales to the drug industry.

         D. On July 27, 1998, the Company filed a Form 8K stating that it had completed a private placement of 880,000 shares of Common Stock at $1.25 per share, which compares with a 52-week market price range of $1.12 to $2.81. Of these shares, current officers and directors purchased 325,000 shares, and a supplier of raw materials to the Company over which the Chief Executive Officer retained voting control purchased 400,000 shares.

         E. On November 10, 1998, the Company issued a press release reflecting a loss of $225,000 for the nine months ended September 30, 1998 after giving effect to other income of $130,000 related to the sale of assets of a discontinued product line. For the one year and nine months ended September 30, 1998 during which Mr. MacDonald has been CEO for all but five months, the Company has generated net losses of $4,045,000.

         F. The proxy statement filed by management with respect to the 1998 Annual Meeting of Stockholders failed to disclose that Heartland Value Fund, a series of Heartland Group, Inc., beneficially owns more than 5% of the outstanding shares of common stock of the issuer.

         G. On December 21, 1998, the Company issued a press release announcing that the shareholders


                                     - 4 -

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"overwhelmingly voted in favor of the current Board of Directors on December
17, 1998." This is false and misleading since shareholders holding at least 1,069,000 shares voted against the current Board of Directors. It should be noted that of the Directors, three are Mr. MacDonald, his brother, and his personal religious advisor.

         H. On December 31, 1998, the Company issued a press release stating that David C. Carter, formerly Executive Vice President, resigned to pursue other interests. Mr. Carter had previously been reported by management as being a major contributor to the management team with extensive industry drug product distribution experience. No additional information related to his departure has been provided.

         For the reasons outlined above, it is clear that Mr. MacDonald has demonstrated none of the skills required to operate a company successfully. His actions demonstrated that he is interested only in retaining operation control of the company and in self-marketing.

         In light of the foregoing, Mr. Haber and Mr. Teeger intend to explore various alternatives which may be available to protect and enhance stockholder values by securing the resignation or dismissal of Mr. MacDonald from any management position with the Company. These alternatives include, but are not limited to, a solicitation of stockholders of the Company directly or through a committee of interested stockholders to effect the change in management, the acquisition of additional shares for such purpose or seeking a financially capable candidate to acquire the Company on terms which reflect the fair value of the Company.

         Except for the foregoing, neither Mr. Haber nor Mr. Teeger has a plan or proposal which relates to or would result in:

                  (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                  (b) An extraordinary corporate transaction such as a merger, reorganization, or liquidation involving the Company or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

                  (e) Any material change in the present capitalization or dividend policy of the Company;

                  (f) Any other material change in the Company's business or corporate structure;

                  (g) Changes in the Company's charter, by-laws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

                  (h) Causing the Common Stock to cease to be authorized to be quoted in the inter-dealer quotation system of the National Association of Securities Dealers, Inc.;

                  (i) Although the Common Stock maybe eligible for termination of registration pursuant to section 12(g)(4) of the Securities Act of 1933, to have such registration terminated; or

                  (j) Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.


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         Item 5 is hereby amended to add the following:

                  (a) Warren H. Haber beneficially owns 644,000 shares of common stock (approximately 12.0% of the shares outstanding). John L. Teeger beneficially owns 479,000 shares of common stock (approximately 11.0% of the shares outstanding).

                  (b) Warren H. Haber has sole power to vote and sole authority to dispose or direct the disposition of 639,000 shares of Common Stock. Mr. Haber shares voting or dispositive power with respect to the 5,000 shares beneficially owned by his wife. Mr. Teeger has sole power to vote and sole authority to dispose or direct the disposition of 474,000 shares of Common Stock, including 10,000 shares issuable upon conversion of a like number of shares of Preferred Stock. Mr. Teeger shares voting or dispositive power with respect to 5,000 shares of Common Stock beneficially owned by his wife, which shares are issuable upon conversion of a like number of shares of Preferred Stock.

                  (c) Mr. Haber has not effected any transaction in the shares of Common Stock during the past sixty (60) days. Mr. Teeger has not effected any transaction in the shares of Common Stock during the past sixty (60) days.

                  (d) Mr. Haber owns and presently has the right to receive dividends from the shares of Common Stock owned by him. Mr. Teeger owns and presently has the right to receive dividends from the shares of Common Stock owned by him.

                  (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.


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                                   SIGNATURE


                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete, and correct. The undersigned also certifies that with respect to Mr. Teeger the information reflects only that information the undersigned knows or has reason to know.


Dated: February 10, 1999



                                            /s/    Warren H. Haber
                                                  -----------------------
                                                   Warren H. Haber